SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer’s ID 33.042.730/0001-04

NIRE 35300396090

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON EQUITY

We inform you that the Board of Directors of Companhia Siderúrgica Nacional ("CSN"), in the form of Art. 31 of its Bylaws, approved the payment to shareholders, in anticipation of the mandatory minimum dividend, of interest on equity in the amount of BRL 700,000,000.00 (seven hundred million reais), corresponding to the gross value of BRL 0.52786606981 per share, and, with the exception of the immune and exempt shareholders, this amount is subject to the incidence of Income Taxes at the rate of 15% (fifteen percent), subject to the application of this rate to shareholders domiciled in a country that does not incidence income taxes or that the tribute at the maximum rate is below 20% (twenty percent), which in this case, are subject to the incidence of Income Tax at Source at the rate of 25% (twenty-five percent), as provided for in Article 8 of Law No. 9,779/99. Considering the rate of 15% (fifteen percent), the net amount to be paid will be BRL 0.44868615934 per share.

The interest on equity will be paid to shareholders until May 31, 2023, without monetary update, in their banking domiciles, such as provided to the depositary institution, Banco Bradesco S.A.

The Shareholders, whose registration does not include the CPF/CNPJ number or the indication of the "Bank/Agency/Current Account", will have their interest on equity credited within three (3) business days from the proper regularization of the respective registrations in the branches of Banco Bradesco S.A., by filling out the "Investor's Registration Form”, which will be sent by the branch to the Department of Shares and Custody.

Places of service to shareholders: branches of Banco Bradesco S.A., specialized in the service of shareholders, during banking hours.

Shareholders who use the trust escrow will have their dividends credited according to the procedures adopted by the Stock Exchanges.

Shareholders enrolled in the depository institution Banco Bradesco S.A. on December 28, 2022, are entitled to receive interest on equity. We highlight that, from December 29, 2022, onward, the negotiations of the shares of this Company on the Brazilian Stock Exchange will be held ex-interests on the respective interest on equity.

São Paulo, December 23, 2022.

Marcelo Cunha Ribeiro

Executive of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.